COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

June 21, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Overseas Completion Portfolio

Post-Effective Amendment No. 351

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 351 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Overseas Completion Portfolio to the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I